Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-126811 December 19, 2006

iPathSM Exchange Traded Notes (ETNs) Medium Term Notes issued by Barclays Bank PLC

	Note Ticker	Intraday Indicative Value Ticker	Bloomberg Index Ticker	Yearly Fee[1]
iPathSM MSCI India IndexSM ETN	INP	INP.IV	NDEUSIA	0.89%

Primary Listing: The Securities are listed on the New York Stock Exchange under the symbol INP.

Term of Notes: 30 years

Early Redemption (“Redemptions”): At least 50,000 units2 on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

•	Early Redemption: Subject to the notification requirements described in the prospectus, you may redeem your Securities on any Redemption Date, as described below, during the term of the Securities. If you redeem your Securities, you will receive a cash payment in an amount equal to the Weekly Redemption Value, which is the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date, less the redemption charge. You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.

•	Redemption Charge: The redemption charge is a one-time charge imposed upon early redemption and is equal to 0.00125 times the weekly redemption value. The redemption charge is intended to allow us to recoup the brokerage and other transaction costs that we will incur in connection with redeeming the Securities. The proceeds we receive from the redemption charge may be more or less than such costs.

•	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities.

Placements (“Creations”): Securities may be placed on a daily basis in blocks of at least 50,000 Securities through Barclays Capital Inc., an affiliate and agent of the issuer, Barclays Bank PLC. Contact Barclays Capital for further information.

Valuation Date: Generally each Thursday during the term of the iPath ETN, or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.

Redemption Date: A Redemption Date is the third business day following a Valuation Date.

Redemption Value: The principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date.

[1]	The investor fee equal to 0.89% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.89% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

[2]	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Early Redemption Mechanics: In order to redeem your Securities on a Redemption Date, you must deliver a notice of redemption to Barclays Capital, Inc. (“Barclays Capital”) via email by no later than 11:00 a.m. New York time on the business day prior to the applicable Valuation Date and follow the procedures set forth in the applicable prospectus and summarized in part below.

Order timeline for redemptions:

•	Deliver a Notice of Redemption (Notice of Redemption form attached) to Barclays Capital via email no later than 11:00 a.m. New York time on the business day prior to the applicable Valuation Date. A confirmation of redemption will be sent to you by the issuer or by Barclays Capital.

•	Sign the Confirmation of Redemption Form and fax to 212-412-1232 before 4:00 p.m. New York time on the same day. The issuer or Barclays Capital must acknowledge receipt in order for the confirmation to be effective.

•	Instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the Valuation Date at a price equal to the applicable Weekly Redemption Value, facing Barclays Capital DTC 5101; and

•	Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York time on the applicable Redemption Date (the third business day following the Valuation Date).

Contact Barclays Capital for Placements/Early Redemptions: (contacts attached below)

Coupon: There will be no interest during the term of the Securities.

Indicative Value: An intraday “indicative value” meant to approximate the intrinsic economic value of the Securities is calculated and published by Bloomberg or a successor under the respective ticker symbols listed above. In connection with iPath ETNs, the term “indicative value” refers to the value at a given time based on the following equation:

Indicative Value = Principal Amount per Security X (Current Index Level / Initial Index Level) – Current Investor Fee

where:

Principal Amount per Security = $50

Current Index Level = The most recent level of the Index as published by MSCI

Initial Index Level = The level of the Index on the inception date

Current Investor Fee = The most recent daily calculation of the investor fee with respect to the Securities, determined as described above (which, during any trading day, will be the investor fee determined on the preceding calendar day).

The indicative value calculation is provided for reference purposes only.3

Value at Maturity: Holders of the Securities will receive a cash payment at maturity equal to principal amount of the Securities multiplied by the index factor minus the investor fee.

[3]	The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor do they reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the sponsors of the indices underlying each iPath ETN may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of each iPath ETN. Index levels provided by the sponsors of the indices underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying commodities markets. For this reason and others, the actual trading price of the iPath ETN may be different from their indicative value.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

MSCI INDIA TOTAL RETURN INDEXSM

The MSCI India Total Return IndexSM is a free float-adjusted market capitalization index that is designed to measure the market performance, including price performance and income from dividend payments, of Indian equity securities. The Index is currently comprised of the top 68 companies by market capitalization listed on the National Stock Exchange of India. The Index is calculated by Morgan Stanley Capital International (“MSCI”) and is denominated in US dollars.

You may obtain more information about the MSCI India Total Return IndexSM at http://www.mscibarra.com/

Top 10 Holdings:

Asset Name	ISIN	Float Adj Shares (%)	Sector
INFOSYS TECHNOLOGIES LTD	INE009A01021	13.97	Information Technology
RELIANCE INDUSTRIES LIMITED	INE002A01018	11.37	Energy
ICICI BANK LTD	INE090A01013	7.91	Financials
HOUSING DEVELOPMENT FINANCE CORP	INE001A01028	4.42	Financials
RELIANCE COMMUNICATION LTD	INE330H01018	4.18	Telecommunication Services
HDFC BANK LIMITED	INE040A01018	3.48	Financials
OIL&NATURAL GAS CORP LTD	INE213A01011	3.22	Energy
SATYAM COMPUTER SERVICES LTD	INE275A01028	3.09	Information Technology
ITC LTD	INE154A01025	2.93	Consumer Staples
HINDUSTAN LEVER LIMITED	INE030A01027	2.64	Consumer Staples

As of November 30, 2006. Source: MSCI.

Sector Diversification:

Sector	# of Securities	Float Adj Shares (%)
Information Technology	6	20.87
Financials	10	19.20
Energy	4	15.80
Industrials	9	9.28
Consumer Staples	7	7.82
Consumer Discretionary	8	7.37
Materials	9	7.23
Health Care	9	5.35
Telecommunication Services	3	4.56
Utilities	3	2.52

Total	68	100%

As of September 30, 2006. Source: MSCI.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Who to call for questions:

Barclays Capital Inc. Front Office:

Team Line (212) 412-5150 Redemption and block buys

Greg King, Todd Dilatush, Alejandra Fabrega

Email: ipathdesk@barclayscapital.com

Barclays Capital Inc. Back Office:

Lolombahang Rai (973) 576-3464

Craig Ramirez (973) 576-3604

Roseann Tsandiotis (973) 576-3541

Email address for the Notice of Redemption: ipathredemptions@barclayscapital.com

Fax number for signed Confirmation of Redemption: 212-412-1232

Any issues with faxing should go to Barclays Capital’s back office

Barclays Capital Inc. iPath Lending Desk

Brian O’Hagen or Brian Bendowski (212) 412-2182

iShares Product Management

Nicole Hunter	(415) 402-4619	Nicole.Hunter@barclaysglobal.com	Trading/market making questions

Katie Waltemyer	(415) 402-4692	Katie.Waltemyer@barclaysglobal.com	Trading/market making questions

Matt Lewis	(415) 402-4921	Matthew.Lewis@barclaysglobal.com	Sr. Product Manager

Tony Kelly	(415) 402-4671	Tony.Kelly@barclaysglobal.com	Head of Product Management

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Email Format:

NOTICE OF REDEMPTION

To: ipathredemptions@barclayscapital.com

Subject: iPathSM Notice of Redemption, CUSIP No. 06739F291

[BODY OF EMAIL]

Name of holder: [            ]

Number of Securities to be redeemed: [            ]

Applicable Valuation Date: Thursday, [            ], 20[    ]

Contact Name: [            ]

Telephone #: [            ]

Acknowledgement: I acknowledge that the Securities specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the Securities are satisfied.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Fax Format

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax: 212-412-1232

Dear Sirs:

The undersigned holder of Barclays Bank PLC’s $             Medium-Term Notes, Series A, iPathSM Exchange Traded Notes due             , 2036 CUSIP No. 06739F291 redeemable for a cash amount based on the MSCI India Total Return IndexSM (the “Securities”) hereby irrevocably elects to exercise, on the Redemption Date of             , with respect to the number of Securities indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the Securities (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the Securities (specified below) to book a delivery vs. payment trade on the Valuation Date with respect to the number of Securities specified below at a price per Security equal to the applicable Weekly Redemption Value, facing Barclays Capital DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York time on the Redemption Date.

Very truly yours, [NAME OF HOLDER]

Name: Title: Telephone: Fax: E-mail:

Number of Securities surrendered for redemption:

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

(You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.)

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Historical values of the index or any index component should not be taken as an indication of the future performance of the index during the term of the Securities.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. Sales in the secondary market may result in significant losses.

The Securities may be sold throughout the day on the exchange through any brokerage account. However, there are restrictions on the minimum number of Securities you may redeem directly from the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. Factors that may influence the market value of the Securities include the time remaining to the maturity of the Securities; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any other market maker; economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the index or the market price of the index components; or the creditworthiness of Barclays Bank PLC.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. Common stock prices, especially those in an emerging market such as India, may change unpredictably, affecting the value of the index components and, consequently, the value of your Securities in unforeseeable ways. An investment in securities linked to an index of emerging market equity securities involves many risks, including economic, social, political, financial and military conditions; changes in currency exchange rates; the inflationary environment in the emerging market; regulation by the national, provincial, and local governments of the emerging market, including the imposition of taxes; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. The securities of emerging market companies may be more volatile than U.S. companies and may be affected by market developments in different ways than U.S. companies. Subject to requirements described in the prospectus, the Securities may be redeemed weekly from the Issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3819-iP-1206

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS